Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 JUL 31 AM 9:

LINDEMANS
making life more enjoyable

[redacted]

02042965

24 July 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

SUPPL

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
PETER GAGO APPOINTED PENFOLDS CHIEF WINEMAKER

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

dlw 7/31

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 JUL 31

LINDEMANS
making life more enjoyable

NEWS RELEASE

Southcorp Announces Peter Gago's Appointment as Penfolds Chief Winemaker, Assuming the Mantle from John Duval

24 July 2002

Southcorp Limited today said that it was pleased to announce the appointment of Peter Gago as Penfolds Chief Winemaker, responsible for the Penfolds range of wines, including Penfolds Grange.

Mr Gago's appointment ensures a smooth transition in Penfolds winemaking responsibility from John Duval, Penfolds Chief Winemaker since 1986, who has decided to leave the company after 28 years to pursue his own winemaking interests. Mr Duval will continue as a consultant to Southcorp Wines.

Mr Gago becomes only the fourth individual to hold this prestigious position, taking control of the winemaking heritage established by the internationally respected and original Penfolds Grange winemaker, Max Schubert. Peter's appointment marks another chapter in the history of this great Australian icon.

Mr Gago has been employed with Penfolds Wines since 1989. He is internationally known and respected for his outstanding winemaking skills. Initially, he had responsibility for sparkling wines before moving to red winemaking where he has been involved for the last 10 years, including involvement in the transition of Grange winemaking back to the historic Magill Estate in South Australia. Peter has worked closely with John Duval as a winemaker and in the market promotion of Penfolds wines since the early 1990s. Peter was educated at Melbourne University from where he holds a Bachelor of Science (Education) and Roseworthy College, from where he holds a Bachelor of Applied Science (Oenology).

Southcorp's Managing Director and CEO, Keith Lambert said: "On behalf of the Board and employees of Southcorp, as well as members of the wine community, I would like to congratulate Peter Gago on his appointment, and especially pay tribute to John Duval for his outstanding contribution to winemaking at Penfolds. John assumed the Penfolds winemaking mantle from Don Ditter and has steadfastly carried on the tradition of Penfolds winemaking over many years, in particular, of the iconic Penfolds Grange, as well as other Penfolds super premium wines. John is a winemaker of consummate skill and ability, and a tireless promoter of wines of great character and heritage."

"Under John's stewardship, the Penfolds wines have grown in standing as he has continued the commitment to their distinctive style and tradition, as well as to the international reputation of these flagship wines. I wish him well in his new winemaking activities and I am very pleased that he will maintain his association with Southcorp in a consulting capacity."

John Duval commenced working with Penfolds in 1974. He was appointed Chief Winemaker for Penfolds in 1986. In 1991 he became Joint Chief Winemaker for Southcorp, a position he occupied until after the merger with Rosemount Wines. John has been internationally recognised for his winemaking capabilities, with industry accolades, including International Winemaker of the Year in 1989 (International Wine & Spirit Competition) and Red Winemaker of the Year in 1991 and 2000 (UK International Wine Challenge). John Duval will continue in his current role until the end of 2002 and will then act as a consultant to Southcorp for an initial period of two years in the promotional and technical aspects of winemaking at Penfolds.

Mr John Duval said: "I feel very proud to have over the last 28 years helped the development of Penfolds to a position where it is acknowledged as one of the great premium wine brands of the world, and seen Southcorp evolve into one of the top ten international wine companies."

"Being the custodian of Penfolds Grange has been a great honour, but I also hope that I have left my mark through the development of other exciting wines for the Penfolds range."

"I would like to pay tribute to the winemakers that have assisted me over the last sixteen years as Chief Winemaker, and I am sure that their success will continue under the direction of Peter Gago.

"In the future, I am looking forward to the challenge of my own winemaking and consulting business, and a continuing association with Southcorp."

Mr Lambert said: "We are fortunate to have such a depth of winemaking skills associated with the Penfolds brands. I am fully confident that Peter Gago and his team of highly professional winemakers will maintain and build upon the standards and successes that John Duval and his predecessors have achieved."

For information contact:

Dr Robert Porter
General Manager – Investor Relations & Corporate Affairs
02 9465 1154 Mobile 0407391 829

Michelle Lawlor
Global Brand Communications Director
02 9465 1224 Mobile 0402 894 303

www.southcorp.com.au contains copies of the news release and accompanying documents.